Pallas Holdings, LLC

555 S Federal Highway #300

Boca Raton, FL 33432

May 10, 2013

Mr. Kevin Wright, President

Marrowbone Energy Resources, Inc

Re: Letter of Intent

Dear Mr. Wright:

This Letter of Intent outlines the principal terms and conditions upon which Pallas Holdings, LLC. or an affiliated entity ("Buyer") proposes to acquire all the issued and outstanding membership units of or all the assets of Marrowbone Energy, Inc. (or one or more of its affiliates) ("Seller"). The Seller has represented that it subleases certain coal mining assets located in Eastern Kentucky.

Upon acceptance, execution and delivery by the Buyer of this Letter of Intent, only the provisions contained in Part Two of this Letter of Intent (the "Binding Provisions") will become binding upon the parties. The parties understand and agree that the provisions of Part One of this Letter of Intent are not intended to constitute nor will they be construed as an offer subject to acceptance and will not become legally binding on the Parties unless and until the execution and delivery by the parties of, and then only to the extent reflected in, mutually acceptable Definitive Agreements.

Part One

Non-Binding Provisions

1. **Purchased Assets.** At the Closing of the transaction contemplated herein (the "Closing"), Seller would convey to Buyer and Buyer would acquire from Seller, free and clear of all liens, debts and encumbrances (except for certain defined assumed liabilities), all of Seller's right, title and interest in and to all of the membership units of the Seller (the "Units") and at time of the Closing the Seller shall have the following mining and related operations, including, but not limited to, the following assets ("Assets"):

2. **Coal Reserves.** (a) All stated coal reserves in this LOI are good faith estimates of coal reserves in which Lessor maintains that Lessor has a leased interest, capable of being permitted, which is subject to title opinions and surveys, noting that the areas described in the mining permit, Application No. 898-4464-NW, have already been subjected to title opinions and surveys. (b) Coal reserves on the Premises are estimated to be at least Twenty Million (20,000,000) tons of recoverable reserves consisting 1912.77 acres of coal reserves in the Hagy seam as estimated in a Pike Technical Services, Inc., "Marrowbone Creek Expanded Reserve Estimate" on December 7, 2012, with seams including the Hagy, Glamorgan, Clintwood, Lower Elkhorn, Elkhorn #2 and other seams of coal. The reserves in this section are collectively, the "Coal Reserves".

3. **Leases.** All leases, in full force and effect, that are necessary for the Buyer to conduct its mining on the above referenced Coal Reserves (Premises). Under the same terms and conditions as stated herein Seller will cause Kevin Wright, of Wright Way Mining Inc., to lease an estimated 400 acres of adjoining mineral rights through Wright Way Mining Inc. adjoining the same above referenced Coal Reserves (Premises) to the Buyer to which he has a 25% interest in the mineral. Under the same terms and conditions as stated herein Seller will cause the Virgil Justice Estate through Wright Way Mining Inc. to lease approximately 147 acres of adjoining mineral rights of the same above referenced Coal Reserves (Premises) to the Buyer, all subject to title opinion and survey. Note: Acreage under the Johnson Estate, previously discussed here, is part of the original Coal Reserves (Premises) of which Wright Way has a 25% ownership interest.

Buyer understands that Seller is a Lessee or Sublessee and, as such, Buyer agrees to accept and undertake the obligations of Seller to its Lessor or Sublessor.

4. **Permits.** Any active mining permits and any permits under the application process, including but not limited to Application No. 898-4464-NW, which shall originally permit approximately 130.22 acres of the Hagy Coal Seam (Underground and Auger) and approximately 76.38 acres of Glamorgan Coal Seam (Underground and Auger). It is further represented by the Seller that the above referenced permit is ordinarily expandable to mine the other estimated 1772.55 acreage adjoining the permitted mineral estate (Premises).

This mining permit and any other mining permit for the Premises or under this sale or lease shall revert to Seller, harmless from any liabilities, expenses or obligations, if Buyer materially breaches its obligations under the contract. In addition to any other Seller remedies, Buyer will execute any document in fulfillment of this obligation.

5. **Purchase Price. A.** Based on the information currently available to Buyer and Seller, including that no permit has yet been issued by the Division of Mine Permits, the purchase price for the Purchased Assets would be an amount equal to $500,000 ("Purchase Price").

B. In addition to the Purchase Price, Buyer covenants and agrees to pay to the Seller for the purchase of the prospective Permit and for the purchase of the prospective permit-holder, Marrowbone Energy Resources, Inc., the amount of three (3%) percent of the "gross sales price" (hereinafter defined) for each and every ton of Two Thousand (2,000) pounds of coal mined from the Premises, pursuant to this Agreement.

C. The term "gross sales price" as used herein is that price derived by the Buyer for the clean coal mined from the Premises fob point of bona fide arms length sale and shall not be reduced by any sales commissions, brokerage commissions or taxes.

6. **338 Election.** The Seller agrees that the Buyer shall have the right to make a Section 338 election under the IRS Code to treat this transaction as an asset sale for the purpose of tax treatment.

7. ***Buyer Conditions.*** *The consummation of the transactions contemplated herein will be subject to* (i) completion to Buyer's satisfaction, in its sole discretion, of a due diligence investigation of the Assets; (ii) execution and delivery by the parties of a definitive purchase agreement containing all representatives, warranties, covenants, conditions and indemnification provisions customary for transactions of this type; and (iii) obtaining all necessary corporate approvals and third party consents.

8. **Seller Conditions.** The consummation of the transactions contemplated herein will be subject to the submission to Seller satisfaction, in its sole discretion, of a business plan by Buyer to mine the Premises. It is understood that the mining of the Premises is the essence of this Agreement, and that in executing this Agreement Seller is not requiring a minimum yearly payment (normally for this quality of coal and this acreage a minimum would be more than $100,000 per year) and that Seller is motivated by the expectancy of income from mining of the Premises by Buyer. Buyer agrees to proceed with diligence, continuously, without delay in mining the property throughout the term of this Agreement, subject to the permitting requirements of various governmental regulatory bodies. Failure of Seller to diligently, continuously and without delay to pursue mining shall constitute a material breach of this Agreement and shall result in a reversion to Seller of all that is sold to Buyer herein including any permit or permits.

Part Two

Binding Provisions

9. **Due Diligence Review; Access.** Seller acknowledges that Buyer will conduct a thorough due diligence review of the Assets and Units, including, but not limited to, outside engineering, geologic, environmental and legal evaluations. Seller shall provide full access to the Assets and provide Buyer and its representatives with whatever other information relating to the Assets that Buyer may reasonably request. Seller shall provide to Buyer all necessary landowner consents to permit Buyer to conduct such drilling and testing of the coal reserves located on the Leases as Buyer deems necessary. Buyer shall cause drilling and testing to be conducted in a manner to minimize damage to the property, and shall be responsible for performing any reclamation or remediation work required as a result of such drilling and testing. Buyer will use its reasonable best efforts to complete its due diligence investigation as quickly as practicable.

10. **Good Faith Negotiations; Negotiation Period.** Each party agrees during the Negotiation Period to negotiate in good faith the terms and conditions of the Definitive Agreements. The "Negotiation Period" is defined as the period commencing on the date of execution of this Letter

of Intent by both parties and extending to the execution and delivery of Definitive Agreements, or June 15, 2013 whichever occurs first. The parties acknowledge that substantial expenditures of time, effort and expense will be undertaken by the Buyer in conducting various diligence investigations and reviews necessary to affect a closing of the Transaction contemplated herein. In consideration thereof, the Seller agrees not to enter into or conduct any discussions with any other prospective purchasers of the Assets or Units during the Negotiation Period. In the event that the parties have not executed the Definitive Agreements on or before the expiration of the Negotiation Period, each of the parties shall thereafter have the right, upon written notice to the other, to terminate the negotiations between the parties without liability therefor.

11. **Conduct of Operations**. From the date of this Letter of Intent until the end of the Negotiation Period, the Seller represents and warrants that it will continue to conduct its business diligently and carry out its operations in the normal course of business to reasonably preserve the condition of the Assets and the business.

12. **Confidentiality**. During the Exclusive Negotiating Period, the parties shall keep strictly confidential the terms of this Letter of Intent and the fact that the parties are engaged in discussions regarding the sale and purchase of the Units, provided however, that either party may, with the consent of the other party, reveal the existence of these discussions, but not the terms or conditions, to third parties whose consent may be necessary to the consummation of the transactions contemplated herein or to potential purchasers of the coal produced from the Assets.

13. **No Liability**. The sections set forth in Part One of this Letter of Intent do not constitute an offer subject to acceptance and neither constitute nor give rise to any legally binding obligation on the part of either party. Additionally, except as expressly provided in Part Two of this Letter of Intent, no past or future course of conduct or failure to act relating to the Transaction, or relating to the negotiation of, or the failure to negotiate, the Definitive Agreements will give rise to any obligation or other liability on the part of the parties.

14. **Relationship of the Parties.** The parties do not intend by this Letter of Intent to form a partnership, corporation or an entity taxable as a corporation. This Letter of Intent is not intended to restrain the parties from engaging in any other present or future business activities. No party may bind the other party without the express written consent of that party.

15. **Requirement of Definitive Agreements.** The parties each understand that Part One of this Letter of Intent does not constitute a firm proposal, offer or agreement, but represents the present status of negotiations and the good faith intentions of the parties. The parties shall be not be bound nor will they incur obligations with respect to the Transaction until the Definitive Agreements have been negotiated, executed and approved as expressly provided herein.

16. **Expenses.** Each party shall pay its own expenses incurred in connection with the transaction contemplated herein.

17. **Public Announcement.** Neither party will make any public announcement regarding this Letter of Intent nor the transactions contemplated herein without the prior consent of the other party. The parties shall cooperate with each other in connection with the preparation of any press release or public announcements.

18. **Termination.** If a definitive purchase agreement is not executed by June 15, 2013, or such later date as may be agreed upon by the parties, this Letter of Intent shall automatically terminate and

neither party shall have any further obligation or liability to the other with respect to the proposed transaction.

19. **Governing Law**. This Letter of Intent shall be construed under the laws of the Commonwealth of Kentucky.

If this Letter of Intent accurately summarizes your understanding of our discussions to date, please sign below in the space provided and return an executed counterpart to me.

Sincerely,

Pallas Holdings, LLC

By: ______________________

Title: Manager

THE FOREGOING IS ACCEPTABLE THIS THE _____ DAY OF ___________, 2013.

Marrowbone Energy Resources, Inc.

By: ______________________

Its: President